COCO MARKET INC.

FINANCIAL STATEMENTS FOR THE YEARS ENDING
DECEMBER 31, 2020, AND DECEMBER 31, 2019

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT
DATE ISSUED: 28 September 2021

COCO MARKET INC.

Reviewed Financial Statements

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

CONTENTS OF REPORT



Lama Najib
Certified Public Accountant in
the United States of America
License 0033681
State of Colorado

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Members of COCO MARKET INC.,

125 Borinquen Pl APT 207

Brooklyn, NY, 11211-4707

I have reviewed the accompanying financial statements of COCO MARKET INC., which comprise the Balance Sheet as of December 31, 2020, and December 31, 2019, and the related Statements of Income, Cash Flows and Changes in Members' Equity for the years then ended, and the notes to the financial statements comprising a summary of significant accounting policies and other explanatory information. A review includes primarily applying analytical procedures to Management's financial data and making inquiries of company Management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the U.S.A; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the U.S.A. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountants' Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the U.S.A.

09/28/2021

COCO MARKET INC.

BALANCE SHEET
AS OF DECEMBER 31, 2020, AND DECEMBER 31, 2019

		As of December 31, 2020	As of December 31, 2019
Assets			
Current assets:			
Cash and cash equivalents	$	378,743	172,684
Crypto Assets		11,049	-
Total current assets		389,792	172,684
Intangible assets:			
Software		101,783	18,005
Less accumulated amortization		-	-
Total intangible assets		101,783	18,005
Total Assets	$	**491,575**	**190,689**
Liabilities & Members' Equity			
Current liabilities:			
Credit Cards	$	238	4,628
Total current liabilities		238	4,628
Non-current Liabilities:			
SAFE Convertible notes		567,465	369,980
Total non-current liabilities		567,465	369,980
Total Liabilities:		**567,703**	**374,608**
Equity:			
Common stock, authorized 10,000,000 shares, 8,000,000 shares issued and outstanding, $ 0.00001 par value		80	80
Accumulated Profits (losses)		(183,999)	-
Net income (loss)		107,791	(183,999)
Total Equity:		**(76,128)**	**(183,919)**
Total Liabilities & Equity		**491,575**	**190,689**

The accompanying notes are an integral part of these financial statements.

COCO MARKET INC.

STATEMENT OF INCOME
FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

	2020	2019
Revenue:		
Sales revenue	$ 7,301,814	654,559
Less: Refunds	(102,018)	(21,972)
Less: Discounts	-	(6,197)
Total revenues	**7,199,796**	**626,390**
Cost of Sales:	**2,882,476**	**307,294**
Gross Profit	**4,317,320**	**319,096**
Expenses:		
Salaries, benefits & Payroll taxes	186,814	113,042
Contractors	3,239,816	241,538
Taxes	1,817	-
IT software & consumables	28,264	4,645
Insurance	5,128	24
Legal & Professional Services	17,765	1,900
Advertising & Marketing	377,231	56,234
Travel	7,611	12,804
Meals & Entertainment	8,799	23,633
Rent	21,925	24,650
Office supplies	11,191	3,152
Bank Charges & Fees	1,245	279
Merchant Fees	297,214	18,233
Utilities	849	2,624
Dues & Subscriptions	2,306	1,448
Gifts & Donations	44	-
Miscellaneous expenses	1,843	410
Total Expenses	4,209,862	504,616
Income from operations (loss)	**107,458**	**(185,520)**
Other Income (Expenses):		
Other Income	333	1,521
Total Other Income (expenses)	333	1,521
Net income (loss) for the year	**107,791**	**(183,999)**

The accompanying notes are an integral part of these financial statements.

COCO MARKET INC.

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

	Common Stock	Amount	Retained Earnings (accumulated deficit)	Total
Beginning Balance, December 31, 2018	-	-	-	-
Issuance of Common Stock	8,000,000	80	-	**80**
Net income (loss)	-	-	(183,999)	**(183,999)**
Ending Balance, December 31, 2019	**8,000,000**	**80**	**(183,999)**	**(183,919)**
Issuance of Common Stock	-	-	-	–
Net income (loss)	-	-	107,791	**107,791**
Ending Balance, December 31, 2020	**8,000,000**	**80**	**(76,208)**	**(76,128)**

The accompanying notes are an integral part of these financial statements.

COCO MARKET INC.

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

		As of December 31, 2020	As of December 31, 2019
Cash flow From Operating Activities:			
Net Income (loss)	$	107,791	(183,999)
Adjustments to reconcile net income to net cash provided (used) by operating activities:			
Changes in:			
Credit Cards		(4,390)	4,628
Net cash provided (used) by operating activities		**103,401**	**(179,371)**
Cash flow From Investing Activities:			
Crypto Assets		(11,049)	-
Software additions		(83,778)	(18,005)
Net cash provided (used) by investing activities		**(94,827)**	**(18,005)**
Cash flow from Financing Activities			
Issuance of Common stock		-	80
SAFE Convertible notes		197,485	369,980
Net cash provided (used) by financing activities		**197,485**	**370,060**
Increase (decrease) in Cash		206,059	172,684
Cash, beginning of year		172,684	-
Cash, end of year	$	**378,743**	**172,684**

The accompanying notes are an integral part of these financial statements.

About the Company & its Nature of operations

COCO MARKET INC. ('the Company'), is in the electronic shopping business and provides grocery delivery services. The Company operates a multi-store platform which enables users to purchase food, medicine and other goods and send them to third parties. The Company was incorporated in the state of Delaware on January 1, 2019.

Fiscal year

The Company operates on a December 31st year-end.

Summary of significant accounting policies:

Basis of accounting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States and Venezuela. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste.

These adverse conditions could affect the Company's financial condition and the results of its operations.

COCO MARKET INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of Credit Risk

From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents.

Intangible Assets

Intangible assets are stated at their historical cost and an adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. Intangible assets recognized on Company books consist of software costs that were incurred by the Company.

The Company evaluates the recoverability of intangible assets whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances include but are not limited to the following: 1) a significant decrease in the market value of the asset, 2) a significant adverse change in the extent or manner in which an asset is used 3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of the estimated future cash flows.

The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgement and actual results may differ from assumed and estimated amounts.

No impairment charges were made as of December 31, 2020, and December 31, 2019.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred, or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Expense Recognition

The Company recognizes and records expenses for services, supplies and other products as they are incurred and accrues those amounts which relate to payments that are yet to be paid to vendors and other parties as a payable.

Advertising & Marketing

Advertising and Marketing costs are expensed as incurred and consist of payments to various vendors for services/products to promote the Company.

Income taxes

Income taxes are recorded in accordance with Accounting Standards Codification Topic 740, Income Taxes ("ASC 740"), which provides for deferred taxes using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are provided, if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit would more likely than not be realized assuming examination by the taxing authority. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. The Company recognizes any interest and penalties accrued related to unrecognized tax benefits as income tax expense.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company is subject to franchise tax filing requirements in the State of Delaware.

SAFE (Single Agreement for Future Equity) Convertible notes

During 2019 and 2020, the Company issued Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap.

If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

The Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, pro rata, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2020, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2020, are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required or reflected in income for the year ended December 31, 2020.

Equity

Under the articles of incorporation, the Company is authorized to issue Common Stock. The total number of shares of Common Stock authorized to be issued is ten million (10,000,000) shares at a par value of $0.00001 per share.

Common Stock

As of December 31, 2020, and December 31, 2019, the total number of shares of Common Stock issued and outstanding was 8,000,000 and 8,000,000, respectively.

COCO MARKET INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDING DECEMBER 31, 2020, AND DECEMBER 31, 2019

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

Subsequent events

As of the date of this report, the Company had launched a beta version of a new product. The product is a blockchain-based, non-custodial wallet which allows users to send money to their beneficiaries via 'stablecoins' which are cryptocurrencies that are pegged to the U.S dollar. Beneficiaries will then be able to use 'stablecoins' to buy goods on the Company's platform and/or use it to pay for goods and services of affiliated merchants. According to Management, the Company will officially launch the product in November 2021.

The Company evaluated subsequent events through September 25, 2021, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.